Mail Stop 4720

March 11, 2010

Carol A. McCoy
Vice President, Associate Counsel & Secretary
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

**Re:    Torchmark Corporation**
**Preliminary Proxy Statement**
**Filed March 11, 2010**
**File No. 001-08052**

Dear Ms. McCoy:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:    Tim Gregg (Maynard Cooper & Gale PC)